ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

May 11, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File No. 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Post-Effective No. 10 to the Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Fund, LLC (the “Fund”), a Delaware limited liability company.

The Fund has transmitted a filing fee of $4,150 in connection with this amendment, and a filing fee of $58,100 was previously paid by the Fund.

Please direct any questions or comments regarding this filing to the undersigned at (202) 508-4688. Thank you for your attention in this matter.

Very truly yours,

/s/ Adam S. Lovell
Adam S. Lovell, Esq.

cc:	Mark Duggan, AMG Funds LLC

Gregory C. Davis, Esq.